Harbin Electric Reports Record Fourth Quarter and Full Year 2009 Results

HARBIN, China, March 10 /PRNewswire-Asia-FirstCall/ — Harbin Electric, Inc. ("Harbin Electric" or the "Company", Nasdaq: HRBN), a leading developer and manufacturer of a wide array of electric motors in the People's Republic of China, today reported its preliminary full-year and fourth quarter 2009 financial results. The Company will release fully audited financials in its 10K filing in the coming days and does not expect any material changes.

Fourth Quarter 2009 Financial Highlights
—	Total revenues were $107.2 million, up 209% from $34.7 million in 4Q08
—	Adjusted net income attributable to controlling interest (excluding non-recurring items) was $19.4 million, up 220% from $6.0 million in 4Q08
—	GAAP earnings attributable to controlling interest were $0.59 per diluted share, compared with $0.27 in 4Q08
—	Adjusted earnings attributable to controlling interest (excluding non-recurring items) were $0.62 per diluted share

Fiscal Year 2009 Financial Highlights
—	Total revenues were $223.2 million, up 85% from $120.8 million in 2008
—	Adjusted net income attributable to controlling interest (excluding non-recurring items) was $43.8 million, up 73% from $25.4 million in 2008
—	GAAP earnings attributable to controlling interest were $0.77 per diluted share, compared with $1.19 in 2008
—	Adjusted earnings attributable to controlling interest (excluding non-recurring items) were $1.71 per diluted share

Financial Summary for Fourth Quarter 2009 versus Fourth Quarter 2008

			YoY%
	4Q09	4Q08	Change

Revenue	$107,213,986	$34,743,375	209%

Gross Profit	$36,063,886	$11,489,202	214%
Gross Profit Margin	33.6%	33.10%	—
Operating Income	$25,962,245	$7,013,528	270%
Operating Margin	24.2%	20.2%	—
Net Income Attributable to Controlling Interest	$18,319,775	$6,040,852	203%
Adjusted Net Income Attributable to Controlling Interest(*)	$19,356,385	$6,040,852	220%
Adjust Net Margin(*)	18.1%	17.4%	—
Diluted EPS Attributable to
Controlling Interest	$0.59	$0.27	119%
Adjusted Diluted EPS Attributable to
Controlling Interest(*)	$0.62	$0.27	130%

(*)	See Reconciliation of non-GAAP measure to GAAP net income. Also see "About Non-GAAP Financial Measures" toward the end of this release

In the fourth quarter of 2009, total sales more than tripled to $107.2 million compared to $34.7 million in 4Q08, which was negatively impacted by the global financial crisis. The acquisition of Xi'an Tech Full Simo Electric Motor Co. Ltd. ("Xi'an Simo") in October 2009 contributed approximately $44 million in the fourth quarter. Excluding this acquisition, sales in the fourth quarter increased 82% year over year. The higher sales were primarily driven by increased sales in all product lines resulting from strong economic growth in China. The linear motor propulsion systems developed by the Company for coal transportation trains contributed $7.3 million to total sales as the Company started the delivery during the quarter and 116 oil pumps were sold in 4Q09, up from 31 units in 4Q08.

Net income attributable to controlling interest in the quarter totaled $18.3 million ($0.59 per diluted share), up from $6.0 million ($0.27 per diluted share) in 4Q08.  Excluding the $1.04 million non-cash charge for the change in fair value of warrants, adjusted net income for 4Q09 was $19.4 million ($0.62 per diluted share).  The following table presents the reconciliation of non-GAAP measure to GAAP net income for the quarter versus 4Q08.

	4Q09	4Q08
Net Income Attributable to
Controlling Interest	$18,319,775	$6,040,852
Add back:
Change in fair value of warrant	$1,036,610	$0
Adjusted Net Income Attributable to Controlling Interest	$19,356,385	$6,040,852
Diluted EPS Attributable to Controlling Interest	$0.59	$0.27
Add back:
Change in fair value of warrant	$0.03	$0.00
Adjusted EPS Attributable to Controlling Interest	$0.62	$0.27

The table below presents the sales distribution and gross profit margin by each of our product line in 4Q09 compared to 4Q08.

	Percent of Total
Product Line	Revenues		Gross Profit Margin
	4Q09	4Q08	4Q09	4Q08
Linear Motors and Related Systems	19.0%	36.9%	61.6%	52.5%
Specialty Micro-Motors	17.2%	22.3%	37.9%	40.3%
Rotary Motors	63.2%	36.5%	23.9%	10.5%
Weihai	22.1%	36.5%	9.6%	10.5%
Xi'an	41.1%	0%	31.6%	N/A
Others	0.6%	4.3%	49.3%	47.0%
Total/Average	100.0%	100.0%	33.6%	33.1%

Financial Summary for 2009 versus 2008

			YoY%
	4Q09	4Q08	Change
Revenue	$223,234,394	$120,820,302	85%
Gross Profit	$76,612,174	$47,476,781	61%
Gross Profit Margin	34.3%	39.3%	—
Operating Income	$55,847,301	$34,393,177	62%
Operating Margin	25.0%	28.5%	—
Net Income Attributable to Controlling Interest	$19,646,781	$25,378,699	(23)%
Adjusted Net Income Attributable to
Controlling Interest(*)	$43,813,233	$25,378,699	73%
Adjusted Net Margin*	19.6%	21.0%	—
Diluted EPS Attributable to
Controlling Interest	$0.77	$1.19	(35)%
Adjusted Diluted EPS Attributable to Controlling Interest*	$1.71	$1.19	44%

(*)	See Reconciliation of non-GAAP measure to GAAP net income. Also see "About Non-GAAP Financial Measures" toward the end of this release

For the year 2009, revenues increased by 85% to $223.2 million from $120.8 million in 2008. Strong sales growth resulted from the acquisition of Xi'an Simo ($44 million) as well as higher sales across all product lines. The Company delivered 519 oil pumps compared to 214 units in 2008. Linear motor propulsion systems developed for coal transportation trains contributed $7.3 million to our sales as the Company started to deliver units during the 4th quarter.

Net income attributable to controlling interest in 2009 totaled $19.6 million ($0.77 per diluted share), which included $24.2 million charges related to non-recurring and non-cash items. Excluding these non-recurring items and non-cash charges, adjusted net income attributable to controlling interest for 2009 was $43.8 million ($1.71 per diluted share) compared to net income of $1.19 per diluted share in 2008.  The following table presents the reconciliation of non-GAAP measure to GAAP net income for full-year 2009 versus 2008.

	2009	2008
Net Income Attributable to Controlling Interest	$19,646,781	$25,378,699
Deduct:
Other Income - Government Grant	$(1,172,560)	$0
Gain on debt repurchase	$(4,155,000)	$0
Add back:
Amortization associated with debt repurchase	$7,279,487	$0
Loss on cross currency swap settlement	$9,000,000	$0
Change in fair value of warrant	$13,214,525	$0
Adjusted Net Income Attributable to Controlling Interest	$43,813,233	$25,378,699
Diluted EPS	$0.77	$1.19
Deduct:
Other Income - Government Grant	$(0.050)	$0.00
Gain on debt repurchase	$(0.160)	$0.00
Add back:
Amortization associated with debt repurchase	$0.280	$0.00
Loss on cross currency swap settlement	$0.350	$0.00
Change in fair value of warrant	$0.520	$0.00
Adjusted Diluted EPS Attributable to Controlling Interest	$1.71	$1.19

The table below presents the sales distribution and gross profit margin by each of our product line in 2009 versus 2008.

	Percent of Total
Product Line	Revenues		Gross Profit Margin
	2009	2008	2009	2008
Linear Motors and
Related Systems	27.2%	41.0%	59.3%	54.0%
Specialty Micro-Motors	18.6%	28.0%	39.2%	40.0%
Rotary Motors	52.1%	23.0%	18.9%	10.7%
Weihai	32.4%	23.0%	11.2%	10.7%
Xi'an	19.7%	0.0%	31.6%	N/A
Others	2.1%	8.0%	48.4%	44.7%
Total/Average	100.0%	100.0%	34.3%	39.3%

Overall gross profit margin declined to 34.3% in 2009 from 39.3% in 2008 due to changes in the product mix as sales of lower-margin industrial rotary motors expanded, in part as a result of the acquisition of Xi'an Simo. Operating profits in 2009 were $55.8 million compared to $34.4 million in 2008.

"We are extremely pleased to have delivered the best quarter and the best year in our Company's history despite weak economic conditions early on," said Mr. Tianfu Yang, Chairman and Chief Executive Officer of Harbin Electric. "2009 was also a year of great strategic, operational and financial accomplishments as we further strengthened our leadership position in the electric motor industry in China. The acquisition of Xi'an Simo, one of China's leading electric motor companies, and its successful integration allowed us to start realizing synergies and provided a solid platform for continuous growth. Faster economic growth in the second half of the year fueled by the massive government stimulus program created a positive environment for our business. On the financial front, we raised additional equity capital which allowed us to repay a significant portion of our existing indebtedness, complete the acquisition of Xi'an Simo, and maintain a strong balance sheet as we continue to implement our growth strategy. We view these record results, accomplished with the hard work and dedication of our employees, as well as the continuous support of our shareholders, as a validation of our vision, strategic focus and relentless execution."

Looking ahead, Mr. Yang commented, "We are ready to move the Company forward to a sustained profitability in 2010 supported by a solid platform that we have built over the past years as we expect continuous growth and leverage our strong financial position and promising portfolio of products. Although the first quarter is traditionally slower with the long Chinese new-year holiday, we do not expect this seasonality to impact our business significantly compared to the fourth quarter. We also expect that the Chinese government's commitment to sustainable economic growth and the accelerated industrialization and urbanization of China will continue to drive our business and support our long term growth objectives. We look forward to a productive 2010 as we continue to capture the synergies of the Xi'an Simo acquisition, advance R&D and strengthen growth in all core businesses. We believe that 2010 will be another strong year for Harbin Electric and we remain committed to our strategies to achieve both our near and long term goals and maximize value for our shareholders."

Conference Call Details
The Company will host a conference call to discuss its fourth quarter and full year 2009 financial results at 8:00 a.m. ET on Wednesday, March 10, 2010. Tianfu Yang, Chairman and Chief Executive Officer, Zedong Xu, Chief Financial Officer, and Christy Shue, Executive Vice President of the Company will be on the call.
To participate in the conference call, please dial any of the following numbers:

USA:	1-800-603-1779
International:	1-706-643-7429
North China:	10-800-713-0924
South China:	10-800-130-0748

The conference ID for the call is 55950962.

A replay of the call will be available beginning at 9:00 a.m. ET on March 10, 2010 and will remain available through midnight on March 17th, 2010.
To access the replay, please dial any of the following numbers:

USA:	1-800-642-1687
International:	1-706-645-9291

Passcode is 55950962.

This conference call will be broadcast live over the Internet. To listen to the live webcast, please go to http://www.harbinelectric.com and click on "Harbin Electric Q4 and Full Year 2009 Financial Results Conference Call." The replay of the webcast will be available for 30 days and will be archived on the Investor Kits page of the website after 30 days.

About Non-GAAP Financial Measures
The management of Harbin Electric uses non-GAAP adjusted net earnings to measure the performance of the Company's business internally by excluding non-recurring items as well as special non-cash charges. The Company's management believes that these non-GAAP adjusted financial measures allow the management to focus on managing business operating performance because these measures reflect the essential operating activities of Harbin Electric and provide a consistent method of comparison to historical periods. The Company believes that providing the non-GAAP measures that management uses internally to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand Harbin Electric's financial performance in comparison to historical periods without variations caused by non-recurring items and non-operating related charges. In addition, it allows investors to evaluate the Company's performance using the same methodology and information as that used by the management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from GAAP financial measure. However, the management of Harbin Electric compensates for these limitations by providing the relevant disclosure of the items excluded.

About Harbin Electric, Inc.:
Harbin Electric, headquartered in Harbin, China, is a leading developer and manufacturer of a wide array of electric motors with a focus on innovative, customized and value-added products. Its major product lines include industrial rotary motors, linear motors, and specialty micro-motors. The Company's products are purchased by a broad range of domestic and international customers, including those involved in energy industry, factory automation, food processing, packaging, transportation, automobile, medical devices, machinery and tool manufacturing, chemical, petrochemical, as well as in the metallurgical and mining industries. With a recent acquisition of industrial rotary motor business, the Company operates four manufacturing facilities in China located in Xi'an, Weihai, Harbin and Shanghai.

Harbin Electric has built a strong research and development capability by recruiting talent worldwide and through collaborations with top scientific institutions. The Company owns numerous patents in China and has developed award-winning products for its customers.  Relying on its own proprietary technology, the Company developed an energy efficient linear motor driving oil pump, the first of its kind in the world, for the largest oil filed in China. Its self-developed linear motor propulsion system is powering China's first domestically made linear motor driving metro train. As China continues to grow its industrial base, Harbin Electric aspires to be a leader in the industrialization and technology transformation of the Chinese manufacturing sector. To learn more about Harbin Electric, visit http://www.harbinelectric.com .

Safe Harbor Statement
The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company's periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled "Risk Factors" in its annual report on Form 10-K for the year ended December 31, 2008. The Company does not undertake any obligation to update forward-looking statements contained in the press release. This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may, "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company's future performance, operations and products.

For investor and media inquiries, please contact:

In China
Harbin Electric, Inc.
Tel:   +86-451-8611-6757
Email: MainlandIR@Tech-full.com

In the U.S.
Christy Shue
Harbin Electric, Inc.
Executive VP, Finance & Investor Relations
Tel:   +1-631-312-8612
Email: cshue@HarbinElectric.com

Kathy Li
Christensen Investor Relations
Tel:   +1-212-618-1987
Email: kli@christensenir.com

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008

	December 31,	December 31,
	2009	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$92,902,400	$48,412,263
Restricted cash	3,522,009	513,450
Notes receivable	1,086,929	1,451,977
Accounts receivable, net	93,322,885	30,284,080
Inventories	74,913,877	21,960,084
Other receivables & prepaid expenses	5,828,453	248,552
Advances on inventory purchases	11,718,544	3,529,607
Total current assets	283,295,097	106,400,013

PLANT AND EQUIPMENT, net	156,364,548	94,931,999

OTHER ASSETS:
Debt issuance costs, net	359,255	1,672,279
Advances on equipment purchases	10,532,902	10,416,187
Advances on intangible assets	3,133,512	1,892,430
Goodwill	61,300,241	12,273,778
Other intangible assets, net of accumulated amortization	14,245,984	6,430,397
Other assets	1,722,693	471,220
Deposit in derivative hedge	—	1,000,000
Total other assets	91,294,587	34,156,291

Total assets	$530,954,232	$235,488,303

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Notes payable - short term	$4,533,268	1,026,900
Accounts payable	47,102,564	8,415,919
Short term loan - bank	38,291,634	4,180,950
Short term loan - officers	918,342	—
Short term loan - others	5,229,653	—
Other payables	8,912,586	875,395
Accrued liabilities	3,292,999	1,914,397
Customer deposits	18,455,842	1,244,622
Taxes payable	8,230,512	2,096,521
Interest payable	123,730	800,954
Cross currency hedge payable	—	175,986
Current portion of notes payable, net	7,660,210	1,979,871
Total current liabilities	142,751,340	22,711,515

LONG TERM LIABILITIES:
Amounts due to original shareholder	28,681,976	733,500
Long term loan - bank	4,401,000	—
Notes payable - long term, net	—	31,630,995
Fair value of derivative instrument	—	5,762,958
Warrant liability	4,623,558	—

Total liabilities	180,457,874	60,838,968

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common Stock, $0.00001 par value, 100,000,000 shares authorized, 31,067,471 and 22,102,078 shares issued and outstanding as of December 31, 2009 and 2008, respectively	310	220
Paid-in-capital	218,094,374	95,029,290
Retained earnings	69,594,113	52,100,479
Statutory reserves	22,869,423	14,573,994
Accumulated other comprehensive income	18,638,297	12,945,352
Total shareholders' equity	329,196,517	174,649,335

NONCONTROLLING INTERESTS	21,299,841	—

Total liabilities and shareholders' equity	$530,954,232	$235,488,303

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	For the Years ended December 31,
	2009	2008	2007

REVENUES	$223,234,394	$120,820,302	$65,402,864

COST OF SALES	146,622,220	73,343,521	32,967,887

GROSS PROFIT	76,612,174	47,476,781	32,434,977

RESEARCH AND DEVELOPMENT EXPENSE	2,093,366	1,170,169	1,064,074

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	18,671,507	11,913,435	7,659,611

INCOME FROM OPERATIONS	55,847,301	34,393,177	23,711,292

OTHER EXPENSE (INCOME), NET
Other (income) expenses, net	(5,462,148)	(1,575,224)	188,654
Interest expense, net	12,315,645	6,065,814	6,619,954
Loss on cross currency hedge settlement	9,000,000	—	—
Gain on debt repurchase	(4,155,000)	—	—
Change in fair value of warrant	13,214,525	—	—
Total other expense, net	24,913,022	4,490,590	6,808,608

INCOME BEFORE PROVISION FOR INCOME TAXES	30,934,279	29,902,587	16,902,684

PROVISION FOR INCOME TAXES	7,796,084	4,523,888	—

NET INCOME BEFORE NONCONTROLLING INTEREST	23,138,195	25,378,699	16,902,684

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	3,491,414	—	—

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$19,646,781	$25,378,699	$16,902,684

EARNINGS PER SHARE
Basic
Weighted average number of shares	25,568,936	20,235,877	17,082,300
Earnings per share before noncontrolling interest	$0.90	$1.25	$0.99
Earnings per share attributable to controlling interest	$0.77	—	—
Earnings per share attributable to noncontrolling interest	$0.14	—	—

Diluted
Weighted average number of shares	25,672,420	21,323,660	18,634,739
Earnings per share before noncontrolling interest	$0.90	$1.19	$0.91
Earnings per share attributable to controlling interest	$0.77	—	—
Earnings per share attributable to noncontrolling interest	$0.13	—	—

HARBIN ELECTRIC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

REVENUES	$107,213,986	$34,743,375

COST OF SALES	71,150,100	23,254,173

GROSS PROFIT	36,063,886	11,489,202

RESEARCH AND DEVELOPMENT EXPENSE	823,255	755,438

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9,278,386	3,720,236

INCOME FROM OPERATIONS	25,962,245	7,013,528

OTHER EXPENSE (INCOME), NET
Other (income) expenses, net	(1,759,234)	(620,042)
Interest expense, net	1,553,417	529,760
Loss on cross currency hedge
settlement	—	—
Gain on debt repurchase	—	—
Change in fair value of warrant	1,036,610	—
Total other expense (income), net	830,793	(90,282)

INCOME BEFORE PROVISION FOR INCOME TAXES	25,131,452	7,103,810

PROVISION FOR INCOME TAXES	3,320,263	1,062,958

NET INCOME BEFORE NONCONTROLLING INTEREST	21,811,189	6,040,852

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	3,491,414	—

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$18,319,775	$6,040,852

EARNINGS PER SHARE
Basic	$0.59	$0.28
Diluted	$0.59	$0.27

SOURCE  Harbin Electric, Inc.